UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 1)*

Under the Securities Exchange Act of 1934
GoPro, Inc.
(Name of Issuer)

Class A Common Stock, par value $.0001 per share
(Title of Class of Securities)

38268T 10 3**
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[  ]           Rule 13d-1(c)

[X]           Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the Class A Common Stock. No CUSIP has been assigned to the Class B Common Stock.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38268T 10 3	13G/A

1.	Name of Reporting Persons: Michael E. Marks
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 198,304
	6.	Shared Voting Power: 47,388(1)
	7.	Sole Dispositive Power: 198,304
	8.	Shared Dispositive Power: 47,388(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 245,692(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0.2% (2)
12.	Type of Reporting Person (See Instructions): IN

(1) The Reporting Person expressly disclaims beneficial ownership of the shares reported as beneficially owned in Item 6 and Item 8 except to the extent of his pecuniary interests therein.

(2) Calculations are based on 101,654,028 shares of Class A Common Stock of the Issuer outstanding as of September 30, 2015, as stated in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2015.

STATEMENT ON SCHEDULE 13G

Item 1. (a).	Name of Issuer
GoPro, Inc., a Cayman Islands company, a Delaware corporation (the “Issuer”).
Item 1. (b).	Address of Issuer’s Principal Executive Offices:
3000 Clearview Way San Mateo, CA 94402
Item 2(a).	Name of Person Filing
This Schedule 13G is filed on behalf of Michael E. Marks, the “Reporting Person.”
Item 2(b).	Address of Principal Business Office
The principal business address for the Reporting Person is: 70 Willow Road, Suite 100, Menlo Park, CA 94025.
Item 2(c).	Citizenship
See Item 4 of the cover page.
Item 2(d).	Title of Class of Securities:
Class A Common Stock, par value $.0001 par value, of the Issuer.
Item 2(e).	CUSIP Number:
38268T 10 3

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership. All information is as of December 31, 2015.

(a) Beneficial Ownership:

The information required by Items 4(a) – (c) is set forth in Rows 5-11 of the cover page hereto is incorporated herein by reference.

Mr. Marks is the direct holder of 148,697 shares of Class A Common Stock of the Issuer.  49,607 shares of Class A Common Stock of the Issuer are held by WB Investors, LLC, the members of which are Epping Investment Holdings, LLC, which Mr. Marks controls, and certain trusts controlled by Mr. Marks and for the benefit of Mr. Marks and members of his immediate family.  1,267 shares of restricted Class A Common Stock and options to acquire 6,464 shares of Class A Common Stock reported herein were issued to Mr. Marks in connection with his service on the board of directors of the Issuer.  Pursuant to the terms of his arrangement with Riverwood Capital

Management L.P. and certain related entities (“Riverwood Capital”), Mr. Marks is obligated upon vesting to transfer such shares to Riverwood Capital.   17 shares of Class A common stock are held by RWCP Capital GP Ltd., 39,393 shares of Class A common stock are held by Riverwood Capital L.P. in escrow for the benefit of Mr. Marks, subject to release in accordance with the terms of such fund’s limited partnership agreement, and 247 shares of Class A common stock are held by Riverwood Capital GP Ltd. Mr. Marks is Chief Executive Officer, one of three directors and one of a number of shareholders of RWCP Capital GP Ltd.  Riverwood Capital GP Ltd. is the general partner of Riverwood Capital L.P. Mr. Marks is Chief Executive Officer, one of three directors, one of six members of the investment committee and one of a number shareholders of Riverwood Capital GP Ltd. All investment decisions with respect to the shares beneficially owned by RWCP Capital GP Ltd. and Riverwood Capital GP Ltd. are made by a majority vote of such entity’s investment committee and all voting decisions over such shares are made by a majority vote of its shareholders.  Accordingly, no single natural person controls investment or voting decisions with respect to the shares beneficially owned by RWCP Capital GP Ltd. or Riverwood Capital GP Ltd. Mr. Marks is a member of the board of directors of the Issuer.

(b)    Percent of class:

See Item 11 of the cover page, which is based upon Item 9 of the cover page.  See also Item 4(a) above.

(c)    Number of shares as to which the person has:

   (i) Sole power to vote or to direct the vote

   See Item 5 of the cover page.  See also Item 4(a) above.

   (ii) Shared power to vote or to direct the vote

   See Item 6 of the cover page.  See also Item 4(a) above.

   (iii) Sole power to dispose or to direct the disposition of

   See Item 7 of the cover page.  See also Item 4(a) above.

   (iv) Shared power to dispose or to direct the disposition of

   See Item 8 of the cover page.  See also Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

MICHAEL E. MARKS By: /s/ Michael E. Marks